Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: December 2002

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F    X                Form 40-F
                            -------                       --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                No   X
                      -----                              ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  Exhibit Index


1. Press Release issued December 20, 2002 regarding refinancing

                                    EXHIBIT 1


                  SGL Carbon Successfully Concludes Refinancing

     WIESBADEN, Germany--(BUSINESS WIRE)--Dec. 20, 2002--SGL Carbon AG has concluded a comprehensive financing package of firm loan commitments amounting to 510 million euros.
     The syndicated loan has a term of two and a half years, and is lead managed by Deutsche Bank and Dresdner Bank. The loans are secured at standard market conditions. The financing package will be used, among other things, to replace short-term credit facilities. Together with the existing 134 million euros convertible bond, it covers all of SGL Carbon's financial liabilities, including the anti-trust fines. SGL Carbon expects the average interest rate for Group financing, including the convertible bond, to be approximately six percent. This entirely covers the Company's medium-term finance requirements.
     After the substantial investments made in recent years to establish new businesses, especially in SGL Technologies, SGL Carbon announced its top priority in its Five Point Program this year, to increase cash flow and to reduce debt. In the first nine months of 2002, the Company reduced its net financial debt by 73 million euros to 454 million euros, already clearly exceeding its goal of cutting debt by a minimum of 5 percent in 2002.
     "We shall continue to focus on cutting debt in the coming years. The refinancing package has created a stable basis for our long-term, international strategy," said Robert Koehler, Chief Executive Officer of SGL Carbon AG.

     Important Notice:

     This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    CONTACT: SGL Carbon AG
             Stefan Wortmann, +49 611/60 29 105,
             Fax: +49 6 11/60 29 101
             Mobile: +49 170/540 2667
             stefan.wortmann@sglcarbon.de


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SGL CARBON Aktiengesellschaft



Date: December 20, 2002    By:      /s/ Robert J. Kohler
                                    ------------------------------
                                    Name:    Robert J. Koehler
                                    Title:   Chairman of the Board of Management


                                    By:      /s/ Dr. Bruno Toniolo
                                             -----------------------------
                                    Name:    Dr. Bruno Toniolo
                                    Title:   Member of the Board of Management